Exhibit 99.1

Dominion Diamond Corporation reports Diavik and Ekati Diamond Mine Third Calendar Quarter Production

TORONTO, Oct. 15, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC) (NYSE:DDC) (the "Company") reports Diavik and Ekati Diamond Mine third calendar quarter production results. The Company has filed a project description report for the Lynx Project and expects to file a project description report for Jay-Cardinal Project before month-end.

Diavik Diamond Mine

The third calendar quarter of 2013 saw continued strong performance at the Diavik Diamond Mine and the change and improvement seen in operational performance during early 2013 has continued. During the third calendar quarter of 2013, the Diavik Diamond Mine produced (on a 100% basis) 1.7 million carats from 0.5 million tonnes of ore processed. The Diavik Diamond Mine full-year production target (on a 100% basis) remains at approximately 7.3 million carats from the mining of approximately 1.9 million tonnes of ore and the processing of approximately 2.2 million tonnes of material from both mining and stockpiles.

Diavik's full-year target production expects mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.7 million tonnes from A-418 kimberlite pipes. Included in the estimated production for calendar 2013 is approximately 0.4 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production.

Ekati Diamond Mine

The Company's Senior Management team, headed by the Chairman and Chief Executive Officer Mr. Robert A. Gannicott, is now based in Yellowknife in the Northwest Territories, the Company's headquarters. Having the Senior Management team based near the operations together with the arrival of Mr. Chantal Lavoie as President and Chief Operating Officer of Dominion Diamond Ekati Corporation is already demonstrating benefits and during the third quarter of 2013, the Ekati Diamond Mine achieved better than expected operational and production results, whilst maintaining the continued strong focus on health, safety and the environment.

During the third calendar quarter of 2013, the Ekati Diamond Mine produced (on a 100% basis) 0.4 million carats from the processing of 0.9 million tonnes of ore from the reserves. Activities through the calendar quarter continued to focus on ore production from the Fox open pit, and Koala and Koala North underground. The Company also recovered 0.3 million carats from the processing of 0.2 million tonnes of coarse ore rejects and diamond bearing kimberlite excavated from a satellite body in the Misery open pit (referred to as Misery South & South West).

The Company (on a 100% basis) now expects to mine 4.2 million tonnes from the mineral reserve through to the end of the calendar year, as compared to a target at the end of the second quarter of approximately 3.5 million tonnes from the mineral reserve and continues to expect to produce 1.0 million carats from the mineral reserves. Total production since April 10, 2013 has already exceeded 1.0 million carats after giving effect to the production from material that is not included in the reserves. The majority of ore expected to be processed during the fourth quarter will be from the mineral reserve.

Lynx Kimberlite

In September, Dominion Diamond Corporation filed an application with the Wek'éezhii Land and Water Board requesting a land use permit and water licence to enable mining of the Lynx kimberlite pipe ("Lynx Project") at the Ekati Diamond Mine, which lies approximately 3 km to the southwest of the active Misery pit.

The Lynx kimberlite pipe is estimated to have 1.3 million tonnes of indicated resource at 0.8 carats per tonne (cpt) and 0.1 million tonnes of inferred resource at 0.8 cpt, in each case on a 100% basis as at December 31, 2012. The Company has modeled the approximate rough diamond price for the Lynx diamonds at US$257 per carat as at December 31, 2012 (1.2 mm slot screen cut-off, 86% diamond recovery). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Jay and Cardinal Kimberlites

The current Life of Mine plan for the Ekati Diamond Mine envisages mining until the end of calendar 2019. During October 2013, the Company expects to file an application for the development of the Jay and Cardinal kimberlite pipes which have the potential to substantially increase the life of the Ekati Diamond Mine. The Jay pipe resource is recognised as the largest diamondiferous resource in North America. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Diavik Diamond Mine

For the nine months ended September 30, 2013, the Diavik Diamond Mine produced (on a 100% basis) 5.2 million carats from 1.6 million tonnes of ore processed compared to production of 5.3 million carats from 1.6 million tonnes of ore processed in the comparable period of the prior year. The 3% decrease in carats recovered in the current year was primarily due to an increase in production from the higher value, lower grade A-154 North kimberlite pipe. The average grade of ore processed during the nine months ended September 30, 2013 including reprocessed plant rejects ("RPR") was 3.28 carats per tonne compared with 3.35 carats per tonne in the comparable period of the prior year.

DIAVIK DIAMOND MINE PRODUCTION 40% BASIS

For the three months ended September 30, 2013				For the three months ended September 30, 2012
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	56	233	4.15	71	334	4.71
A-154 North	81	165	2.04	62	137	2.21
A-418	81	236	2.91	77	293	3.82
RPR	1	35	-	-	9	-
Total	219	669	2.91(a)	210	773	3.65(a)

(a) Grade has been adjusted to exclude RPR

For the nine months ended September 30, 2013				For the nine months ended September 30, 2012
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	176	757	4.29	99	437	4.42
A-154 North	219	462	2.11	131	265	2.02
A-418	232	741	3.20	405	1,388	3.42
RPR	4	111	-	2	42	-
Total	631	2,071	3.13(a)	637	2,132	3.29(a)

(a) Grade has been adjusted to exclude RPR

Ekati Diamond Mine

During the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to September 30, 2013, the Ekati Diamond Mine produced (on a 100% basis) 0.8 million carats from the processing of 1.8 million tonnes of ore from the reserves. The average grade of this ore was 0.42 carats per tonne. The Ekati Diamond Mine also produced 0.25 million carats from the processing of 0.22 million tonnes of coarse ore rejects and diamond bearing kimberlite excavated from Misery South & South West. The average grade from this material was 1.14 carats per tonne.

EKATI DIAMOND MINE PRODUCTION 80% BASIS

For the three months ended Sept 30, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Koala Phase 5	49	19	0.38
Koala Phase 6	62	83	1.33
Koala North	49	34	0.69
Fox	521	158	0.30
Misery South & South West	143	194	1.36
Coarse Ore Rejects	34	6	0.17
Total	857	494	0.58

EKATI DIAMOND MINE PRODUCTION 80% BASIS

For the period from April 10, 2013 (date of acquisition) to Sept 30, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Koala Phase 5	99	38	0.38
Koala Phase 6	89	117	1.32
Koala North	124	92	0.74
Fox	1,134	357	0.32
Misery South & South West	143	194	1.36
Coarse Ore Rejects	34	6	0.17
Total	1,621	805	0.50

During the period from April 10, 2013 to September 30, 2013, the Company (on a 100% basis) has mined approximately 2.0 million tonnes from the Fox pipe, approximately 0.2 million tonnes from Koala North, approximately 0.16 million tonnes from Koala Phase 5 and approximately 0.13 million tonnes from Koala Phase 6 & 7.

The Company now expects during calendar 2013 to mine approximately 4.2 million tonnes of mineral reserve, including approximately 0.3 million tonnes expected to be sourced from Koala Phase 5, approximately 0.3 million tonnes from Koala Phase 6 & 7, slightly under 0.3 million tonnes from Koala North and approximately 3.4 million tonnes from Fox.

During the fourth quarter of calendar year 2013, the Company expects to process approximately 0.8 million tonnes of ore from the Fox pipe and approximately 0.3 million tonnes split between Koala North and Koala phase 5 and phase 6 &7.

Pricing

Based on the Company's sales during the third quarter and the current diamond recovery profile of the Diavik and Ekati processing plants, the Company has modeled the approximate rough diamond price per carat for each of the ore types below.  The prices for the diamonds recovered from Misery South and South West extension as well as the coarse ore rejects that are not in reserves are expressed as ranges since there is limited samples data available.

Diavik Ore Type	September 2013 Average Price per Carat (in US dollars)	Ekati Ore Type	September 2013 Average Price per Carat (in US dollars)
A-154 South	$140	Koala Phase 5	$345
A-154 North	$180	Koala Phase 6	$395
A-418	$100	Koala North	$410
RPR	$50	Fox	$300
		Misery South & South West	$80 - 100
		Coarse Ore Rejects	$65 - 120

Qualified person

The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. ENG, an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

Certain information included herein, including information about mining activities and estimated production from the Company's mining properties, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plans for each of the Diavik Diamond Mine and the Ekati Diamond Mine; mining, production, construction and exploration activities at the Company's mineral properties; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company's mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 15-OCT-13